NESTLÉ S.A.

RECEIVED

2008 JUL 29 A 11: ?2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

[redacted]

08004022

July 21, 2008

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Disclosure of shareholdings (The Capital Group Companies, Inc. shareholdings above 3% of the voting rights).

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Ms. Michèle Burger, General Counsel Corporate, (phone: +41 21 924 27 19; e-mail: Michele.Burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

PROCESSED

JUL 31 2008

THOMSON REUTERS

Michèle Burger
General Counsel Corporate

Enclosure

7/30

NESTLÉ S.A.

Disclosure of Shareholdings

Pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading and art. 15 and 17 of the Stock Exchange Ordinance-SFBC, Nestlé S.A., avenue Nestlé 55, CH-1800 Vevey and Zugerstrasse 8, CH-6330 Cham, received on June 25, 2008 from The Capital Group Companies, Inc. ("CGC"), 333 South Hope Street, Los Angeles, California 90071-1406, USA, a holding company for several subsidiary companies engaged in investment management business, the following notification:

CGC, on behalf of funds managed by Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA., USA, and clients managed by Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA., USA, Capital International Limited, 40, Grosvenor Place, London, United Kingdom, Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA, and Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland, exceeded the threshold of 3% of voting rights following effectiveness of the share capital reduction of Nestlé S.A. On June 23, 2008, it held 11 623 583 registered shares of Nestlé S.A. corresponding to 3.0349% of the voting rights.

Neither CGC nor any of its subsidiaries own the shares for their own account or are beneficial owners of such shares. The shares are owned by accounts under the discretionary investment management of one or more of the investment management companies mentioned above. The discretionary investment management entitles CGC's management companies to exercise voting rights autonomously and the notification of CGC is therefore a notification according to the "Disclosure Office Notice II/99 – Asset management and custody account business / nominees".

Contact person of the shareholder for this notification: Gina Martinez, tel. +1 213 615 0469, fax +1 213 486 9698.

Contact person for Nestlé S.A.: Investor Relations – Roddy Child-Villiers, tel. +41 21 924 3622.

Vevey and Cham, July 16, 2008 Nestlé S.A.

END